Exhibit 1

For Release

Compugen Has No Intention of Issuing Equity at Current Market Value

Company estimates that existing resources are sufficient to fund planned operations for approximately one and a half years

TEL AVIV, ISRAEL – November 5, 2008 – Compugen (NASDAQ: CGEN) announced today that it has no intention of issuing equity at the company’s current market value. This statement was made in response to questions from shareholders and others.

Mr. Martin Gerstel, chairman of Compugen stated, “We have made no announcements that would account for the substantial decline in the price of our shares during the past few days. However, in discussions with shareholders and others, a great deal of concern has been raised that the Company’s financial situation would require it to seek additional capital during the next few months regardless of market conditions or the price of its shares. This is not correct. The Company has cash on hand and marketable securities, including the Evogene shares owned by Compugen, that we estimate would be sufficient to fund the Company’s currently planned operations well into 2010.”

Mr. Gerstel continued, “Compugen’s planned operations for 2009, which include certain changes due to the current situation, will be outlined by me in a presentation next Wednesday, November 12th at the Rodman and Renshaw Healthcare Conference. Also, in order to avoid any misunderstanding with respect to the 2,150,000 Evogene shares held by the Company, we view these shares as an excellent long term investment and have no interest or plans to sell them. However, they do represent a potential source of cash should that become necessary.”

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries.

In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information, please visit Compugen’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:

Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

U.S. contacts:

Investors:	Media:
John Quirk	Arash Khurana
Porter Novelli Life Sciences	Porter Novelli Life Sciences
Email: jquirk@pnlifesciences.com	Email: arash.khurana@porternovelli.com
Tel: (212) 601-8296	Tel: (212) 601-8290